Registrant Name : Vanguard Variable Insurance Fund

File Number: 811-5962

Registrant CIK Number: 0000857490

Series 2 & 11
For 77.E.


The following funds are plaintiffs in a lawsuit filed on April 9, 2003, in the Court of Common Pleas of Chester County, Pennsylvania, against Citibank, N.A., Salomon Smith Barney, Inc., and Delta Energy Corporation:

     Vanguard Variable Insurance Fund-Short-Term Corporate Portfolio Vanguard Variable Insurance Fund-Total Bond Market Index Portfolio

The plaintiff Vanguard funds sued the defendants to recover millions of dollars in losses suffered as a result of investments in a fraudulent bond deal. Plaintiffs Vanguard Variable Insurance fund, on behalf of its Short-Term Corporate Bond Portfolio series and on behalf of its Total Bond Market Index Portfolio series.